Sub-Item 77I: Terms of New or Amended Securities

At a meeting held on August 13-14, 2014, the Board of Trustees of the Goldman Sachs Trust approved the early conversion of Class B Shares into Class A Shares (or Service Shares, with respect to the Goldman Sachs Financial Square Prime Obligations Fund).

Accordingly, effective at the close of business on November 14, 2014
(the Conversion Date), Class B Shares converted to Class A Shares of the
Fund (or Service Shares, with respect to the Goldman Sachs Financial Square Prime Obligations Fund), including Class B Shares that are scheduled to convert on a later date. No contingent deferred sales charges (CDSCs) were assessed in connection with this early conversion. In addition, effective
October 15, 2014, redemptions of Class B Shares before the Conversion Date were not subject to a CDSC.